As filed with the U.S. Securities and Exchange Commission on November 21, 2022

File No. 333-266831

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933
Pre-Effective Amendment No.
Post-Effective Amendment No. 1

(Check appropriate box or boxes.)

WESTERN ASSET FUNDS, INC.

(Exact Name of Registrant as Specified in Charter)

100 International Drive

Baltimore, Maryland 21202

(Address of Principal Executive Office)

(410) 539-0000

(Area Code and Telephone Number)

Name and address of agent for service: Marc De Oliveira Legg Mason & Co., LLC 100 First Stamford Place Stamford, Connecticut 06902	Copy to: Bryan Chegwidden, Esq. Ropes & Gray LLP 1211 Avenue of the Americas New York, New York 10036

Pursuant to Rule 462(d) under the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 shall become effective immediately upon filing with the Securities and Exchange Commission.

Title of the securities being registered: Class A, Class C, Class R, Class I and Class IS shares of Western Asset High Yield Fund

No filing fee is due because Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 hereby incorporates Part A and Part B from the Registrant’s Registration Statement on Form N-14 filed on September 19, 2022 (SEC Accession No. 0001193125-22-247171). This Post-Effective Amendment No. 1 is being filed for the purpose of adding the final tax opinion for Western Asset Global High Yield Bond Fund and Western Asset High Yield Fund as an exhibit to Part C of the Registration Statement.

PART C: OTHER INFORMATION

Item 15. Indemnification

Article VIII of Registrant’s Articles of Incorporation provides that to the maximum extent permitted by applicable law (including Maryland law and the 1940 Act) the directors and officers of the Registrant shall not be liable to the Registrant or to any of its stockholders for monetary damages. Article VIII also provides that no amendment or repeal of Article VIII, and no adoption or amendment of any other provision of the Articles or Bylaws inconsistent with Article VIII, shall apply to or affect the applicability of Article VIII with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 9.1 of Article IX of Registrant’s Articles of Incorporation provides that the Registrant shall indemnify its present and past directors and persons who are serving or have served at the Registrant’s request in similar capacities for other entities to the maximum extent permitted by applicable law (including Maryland law and the Investment Company Act of 1940). Section 9.1 further provides that the Registrant shall have the power to indemnify its present and past officers, employees and agents, and persons who are serving or have served at the Registrant’s request in similar capacities for other entities to the maximum extent permitted by applicable law (including Maryland law and the Investment Company Act of 1940). Section 2-418(b) of the Maryland Corporations and Associations Code (“Maryland Code”) permits the Registrant to indemnify its directors unless it is established that (1) the act or omission of the director was material to the matter giving rise to the proceeding, and the act or omission was committed in bad faith or was the result of active and deliberate dishonesty; or (2) the director actually received an improper personal benefit in money, property or services; or (3) in the case of a criminal proceeding, the director had reasonable cause to believe the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred in connection with a proceeding, in accordance with the Maryland Code. Pursuant to Section 2-418(j)(2) of the Maryland Code, the Registrant is permitted to indemnify its officers, employees and agents to the same extent. Maryland law also requires indemnification of directors and officers under certain circumstances. The provisions set forth above apply insofar as consistent with Section 17(h) of the 1940 Act, which prohibits indemnification of any director or officer of the Registrant against any liability to the Registrant or its shareholders to which such director or officer otherwise would be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Section 1 of Article XII of the Bylaws permits indemnification consistent with the principles described above and sets forth the procedures by which the Registrant will indemnify its directors, officers, employees and agents. Additionally, the Registrant has entered into an agreement with each of its directors that provides for indemnification consistent with the principles described above and that sets forth certain procedural aspects with respect to indemnification, including the advancement of expenses and presumptions relating to the determination of whether the standard of conduct required for indemnification has been met. The Registrant, at its expense, provides liability insurance for the benefit of its Directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be provided to directors, officers and controlling persons of the Registrant, pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in connection with the successful defense of any action, suit or proceeding or payment pursuant to any insurance policy) is asserted against the Registrant by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is prohibited as against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Under the Distribution Agreement, the Registrant agrees to indemnify, defend and hold Franklin Distributors, LLC (the “Distributor”) (formerly known as Legg Mason Investor Services, LLC), its officers, directors and employees, and any person who controls the Distributor within the meaning of Section 15 of the 1933 Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the reasonable cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Distributor, its officers, directors and employees, or any such controlling person may incur, under the 1933 Act or under common law or otherwise, arising out of or based upon any alleged untrue statement of a material fact contained in the Registrant’s Registration Statement or arising out of or based upon any alleged omission to state a material fact required to be stated or necessary to make the Registration Statement not misleading, provided that in no event shall anything contained in the Distribution Agreement be construed so as to protect the Distributor or such other parties against any liability to the Registrant or its stockholders to which the Distributor or such other parties would otherwise be subject by reason of willful misfeasance, bad faith, or gross negligence in the performance of their duties, or by reason of reckless disregard of their obligations and duties under the Distribution Agreement.

The Registrant’s Investment Management Agreements and Investment Advisory Agreements provide that, in the absence of willful misfeasance, bad faith, gross negligence or reckless disregard of the obligations and duties under the applicable Agreements, the Adviser or Manager (as applicable) will not be subject to any liability to the Registrant or any stockholder of the Registrant for any act or omission in the course of, or connected with, rendering services pursuant to the applicable Agreements.

Item 16. Exhibits

Unless otherwise noted, all references are to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) as filed with the Securities and Exchange Commission (the “SEC”) (File Nos. 033-34929 and 811-06110).

(1)

(a)   Articles of Amendment and Restatement dated May 28, 1998 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 21 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 1”), filed May 18, 2000.

(b)   Articles Supplementary dated March 10, 2000 incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 21, filed May 18, 2000.

(c)   Articles Supplementary dated June 16, 2000 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 22 to the Registration Statement, SEC File No. 033-34929 (“Post-Amendment No. 22”), filed August 1, 2000.

(d)   Articles of Amendment dated May 21, 2001 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 23 to the Registration Statement, SEC File No. 033-34929, filed July 18, 2001.

(e)   Articles of Amendment dated May 10, 2002 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 24 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 24”), filed July 19, 2002.

(f)   Articles of Amendment dated July 30, 2003 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 27 to the Registration Statement, SEC File No. 033-34929, filed on July 30, 2003.

(g)   Articles Supplementary dated September 23, 2003 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 27 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 27”), filed on October 1, 2003.

(h)   Articles Supplementary dated October 7, 2004 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 31 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 31”), filed on July 29, 2005.

(i) Articles Supplementary dated March 8, 2005 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 31.

(j) Articles Supplementary dated June 26, 2006 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 33 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 33”), filed on July 3, 2006.

(k)   Articles Supplementary dated May 11, 2007 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 35 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 35”), filed on July 27, 2007.

(l) Articles Supplementary dated July 29, 2008 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 37 to the Registration Statement, SEC File No. 033-34929, filed on July 29, 2008.

(m) Articles of Amendment dated April 19, 2010 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 41 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 41”), filed on April 27, 2010.

(n)   Articles Supplementary dated March 24, 2011 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 42 to the Registration Statement, SEC File No. 033-34929, filed on April 25, 2011.

(o)   Articles Supplementary dated September 14, 2011 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 48 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 48”), filed on April 25, 2012.

(p)   Articles of Amendment dated September 14, 2011 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 48.

(q)   Articles of Amendment dated April 9, 2012 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 48.

(r)   Articles Supplementary dated April 9, 2012 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 48.

(s)   Articles Supplementary dated September 18, 2012 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 59 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 59”), filed on September 24, 2012.

(t) Articles of Amendment dated September 18, 2012 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 59.

(u)   Articles Supplementary dated July 11, 2013 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 69 to the Registration Statement, SEC File No. 033-34929, filed on August 14, 2013.

(v)   Articles Supplementary dated April 21, 2014 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 75 to the Registration Statement, SEC File No. 033-34929, filed on April 21, 2014.

(w)  Articles Supplementary dated May 28, 2015 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 100 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 100”), filed on February 17, 2017.

(x)   Articles Supplementary dated February 23, 2016 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 100.

(y)   Articles Supplementary dated November 10, 2017 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 110 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 110”), filed on February 22, 2018.

(z)   Articles Supplementary dated May 29, 2019 incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 120 to the Registration Statement, SEC File No. 033-34929, filed on September 23, 2019.

(aa)  Articles Supplementary dated November 5, 2019 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 122 to the Registration Statement, SEC File No. 033-34929, filed on February 24, 2020.

(2)	Amended and Restated Bylaws is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 126 to the Registration Statement, SEC File No. 033-34929, filed on September 25, 2020.

(3)	Not applicable.

(4)	Form of Agreement and Plan of Reorganization is filed as Exhibit 1 to Part A of this Registration Statement on Form N-14.

(5)	Instruments defining the rights of security holders with respect to Western Asset Funds, Inc. are contained in the Articles of Amendment and Restatement (with subsequent amendments) and Bylaws are filed herewith as Exhibits 16(1) and 16(2).

(6)

(a)   Investment Management Agreement by and between Western Asset Funds, Inc., on behalf of Western Asset High Yield Fund, and Legg Mason Partners Fund Advisor, LLC is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 126 to the Registration Statement, SEC File No. 033-34929 (“Post-Effective Amendment No. 126”), filed on September 25, 2020.

(b)   Investment Advisory Agreements

(i) Western Asset High Yield Fund – WAM is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 126.

(ii)  Western Asset High Yield Fund – WAMCL is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 126.

(7)	Distribution Agreement is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 126.

(8)	Not applicable.

(9)

(a)   Custodian Contract Incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 15 to the Registration Statement, SEC File No. 033-34929, filed October 30, 1997.

(b)   Amendment to Custodian Contract is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 15.

(c)   Amendment to Custodian Contract is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 15.

(d)   Amendment to Custodian Contract is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 22.

(e)   Amendment to Custodian Contract is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 24.

(f)   Form of Amendment to Custodian Contract is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 27.

(g)   Form of Amendment to Custodian Contract is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 33.

(h)   Form of Amendment to Custodian Contract is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 35.

(i) Custodian Services Agreement is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 63 to the Registration Statement, SEC File No. 033-34929, filed on February 25, 2013.

(j) Custodian Services Agreement is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 110.

(k)   Fund Accounting Services Agreement is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 110.

(10)

Plans pursuant to Rule 12b-1 or Rule 18f-3

(a)   Amended and Restated Shareholder Services and Distribution Plan is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 127 to the Registration Statement, SEC File No. 033-34929, filed on February 22, 2021.

(b)   Multiple Class Plan pursuant to Rule 18f-3 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 22.

(c)   Amended Multiple Class Plan pursuant to Rule 18f-3 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 27.

(d)   Amended Multiple Class Plan pursuant to Rule 18f-3 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 33.

(e)   Form of Amended and Restated Multiple Class (Rule 18f-3) Plan is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 36 to the Registration Statement, SEC File No. 033-34929, filed on June 2, 2008.

(f)   Amended and Restated Multiple Class Plan pursuant to Rule 18f-3 is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 41.

(g)   Amended and Restated Multiple Class (Rule 18f-3) Plan is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 45 to the Registration Statement, SEC File No. 033-34929, filed on February 29, 2012.

(h)   Amended and Restated Multiple Class (Rule 18f-3) Plan is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 56 to the Registration Statement, SEC File No. 033-34929, filed on July 2, 2012.

(i) Amended and Restated Multiple Class (Rule 18f-3) Plan is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 58 to the Registration Statement, SEC File No. 033-34929, filed on July 26, 2012.

(j) Amended and Restated Multiple Class (Rule 18f-3) Plan is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 83 to the Registration Statement, SEC File No. 033-34929, filed on September 22, 2014.

(11)	Opinion and consent of Venable LLP as to the legality of the securities being registered is incorporated herein by reference to corresponding exhibit of the Registrant’s Registration Statement on Form N-14, SEC File No. 333-266831, filed on August 12, 2022 (“Form N-14 Registration Statement”).

(12)	Opinion of Ropes & Gray LLP supporting the tax matters and consequences to shareholders discussed in the Prospectus/Information Statement is filed herewith.

(13)

(a)   Form of Transfer Agent and Shareholder Services Agreement is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 130 to the Registration Statement, SEC File No. 033-34929, filed on February 22, 2022.

(b)   Board Resolutions regarding Expense Limitation Arrangements is incorporated herein by reference to corresponding exhibit of Post-Effective Amendment No. 129 to the Registration Statement, SEC File No. 033-34929, filed on September 23, 2021.

(14)	Consent of PricewaterhouseCoopers LLP is incorporated herein by reference to corresponding exhibit of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, SEC File No. 333-266831, filed on September 19, 2022.

(15)	Not applicable.

(16)	Powers of Attorney is incorporated herein by reference to corresponding exhibit of the Form N-14 Registration Statement.

(17)	Not applicable.

(18)	Not applicable.

Item 17.	Undertakings

(1)

Any public reoffering of the securities registered through the use of a prospectus which is a part of the registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended (the “Securities Act”), the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed on behalf of the Registrant, in the in the City of Baltimore, State of Maryland on this 21st day of November, 2022.

WESTERN ASSET FUNDS, INC.

By:	/s/ Jane E. Trust
Jane E. Trust President and Chief Executive Officer

As required by the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Jane E. Trust Jane E. Trust	President, Chief Executive Officer and Director	November 21, 2022

/s/ Christopher Berarducci Christopher Berarducci	Principal Financial Officer and Treasurer	November 21, 2022

/s/ Robert Abeles Jr.* Robert Abeles Jr.	Director	November 21, 2022

/s/ Jane F. Dasher* Jane F. Dasher	Director	November 21, 2022

/s/ Susan B. Kerley* Susan B. Kerley	Director	November 21, 2022

/s/ Michael Larson*	Director	November 21, 2022
Michel Larson

/s/ Ronald L. Olson* Ronald L. Olson	Director	November 21, 2022

/s/ Avedick B. Poladian* Avedick B. Poladian	Director	November 21, 2022

/s/ William E.B. Siart* William E.B. Siart	Director	November 21, 2022

/s/ Jaynie M. Studenmund* Jaynie M. Studenmund	Director	November 21, 2022

/s/ Peter J. Taylor*	Director	November 21, 2022
Peter J. Taylor

*By:	/s/ Jane E. Trust
Jane E. Trust

*	Attorney in Fact, pursuant to Power of Attorney

EXHIBIT INDEX

Exhibit No.	Title of Exhibit

12	Tax opinion regarding reorganization of Western Asset Global High Yield Bond Fund into Western Asset High Yield Fund